UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: August 28, 2018

Commission File Number 001-35345

PACIFIC DRILLING S.A.

8-10, Avenue de la Gare

L-1610 Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Background

As previously disclosed, on November 12, 2017, Pacific Drilling S.A. (the “Company”) and certain of its subsidiaries (collectively with the Company, the “Debtors”) filed voluntary petitions for relief under Chapter 11 of Title 11 of the United States Code in the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”), which are being jointly administered under the caption In re Pacific Drilling S.A., et al., Case No. 17-13193 (MEW).

On July 31, 2018, the Debtors filed with the Bankruptcy Court the Debtors’ Joint Chapter 11 Plan of Reorganization.

As a result of additional Bankruptcy Court ordered mediation, on August 15, 2018, the Company’s majority shareholder, Quantum Pacific (Gibraltar) Limited (“QPGL”), and the ad hoc group of holders of the Company’s Term Loan B, 2017 Notes and 2020 Notes (the “Ad Hoc Group”) reached an agreement (the “Global Settlement Agreement”).

Amended Plan and Disclosure Statement

On August 31, 2018, the Debtors filed with the Bankruptcy Court an amended Joint Chapter 11 Plan of Reorganization (as amended, the “Plan”), attached to this report on Form 6-K as Exhibit 99.1, and an amended Disclosure Statement, attached to this report on Form 6-K as Exhibit 99.2, to reflect the Global Settlement Agreement. The Disclosure Statement and the Plan are subject to Bankruptcy Court approval; the hearing relating to approval of the Disclosure Statement is scheduled for September 18, 2018 and the hearing relating to approval of the Plan is scheduled for October 24, 2018.

The Plan provides for the comprehensive restructuring and recapitalization of the Debtors through the following principal transactions:

•

a $700.0 million issuance of notes maturing at least five years following their issuance, secured by a first-priority security interest in and lien on certain of the Debtors’ assets (the “First Lien Notes”);

•

a $300.0 million issuance of notes maturing at least seven years after their issuance, with interest payable in kind or in cash, subject to certain limitations, at the option of the issuer, secured by a second-priority security interest in and lien on certain of the Debtors’ assets (the “Second Lien PIK Notes”);

•

a $350.0 million equity rights offering that will provide Holders of Allowed Term Loan B Claims, Allowed 2017 Notes Claims and Allowed 2020 Notes Claims (each as defined in the Plan) with subscription rights to purchase their pro rata percentage of a portion of the common shares of the reorganized Company;

•	a $100.0 million private placement to the members of the Ad Hoc Group that will obligate them to purchase a pro rata percentage of their portion of the common shares of the reorganized Company;

•	a $50.0 million private placement to QPGL that will obligate QPGL to purchase a percentage of a portion of the common shares of the reorganized Company; and

•	the issuance of a portion of the common shares of the reorganized Company to Holders of Allowed Term Loan B Claims, Allowed 2017 Notes Claims and Allowed 2020 Notes Claims.

Pursuant to the Plan, the Company’s senior secured credit facility and revolving credit facility would be paid in full. Holders of the Company’s Term Loan B, 2017 Notes and 2020 Notes would be fully equitized in exchange for their claims and receive most of the common shares issued under the Plan. Under the Plan, existing holders of the Company’s common shares would receive no recovery; provided that QPGL is expected to own less than 10% of the Company’s equity upon emergence from bankruptcy, as a result of its purchase of $50.0 million of the Company’s new equity pursuant to the Global Settlement Agreement. Additionally, upon consummation of the Plan, the Company expects to pay all unsecured trade creditors in full. After consummation of the restructuring transactions described above, the Debtors expect to have substantial cash available that will allow the Debtors to emerge from bankruptcy with a balance sheet and capital structure that is sufficient to enable their cash flows from operations to support their businesses, even through a potentially prolonged period of recovery in the offshore drilling market.

Consummation of the Plan is subject to execution and delivery of definitive agreements, Bankruptcy Court approval, completion of the restructuring transactions and other customary conditions.

Amended and Restated Second Lien Commitment Agreement

As previously announced, on August 24, 2018, the Company entered into that certain Commitment Agreement (Second Lien) (as amended and restated on August 29, 2018, the “Second Lien Commitment Agreement”) with certain members of the Ad Hoc Group, pursuant to which, subject to the terms and conditions set forth in the Second Lien Commitment Agreement, certain members of the Ad Hoc Group have agreed, severally and not jointly, to purchase their pro rata share of the Second Lien PIK Notes not purchased in the offering of such notes.

On September 6, 2018, the Company and certain members of the Ad Hoc Group entered an Amended and Restated Commitment Agreement (Second Lien Notes) (as amended and restated, the “Amended Second Lien Commitment Agreement”), attached to this report on Form 6-K as Exhibit 99.3, which was approved by the Bankruptcy Court on such date. The Amended Second Lien Commitment Agreement incorporates all changes that have been requested by the Bankruptcy Court.

Amendment to Commitment Letter

As previously disclosed, on August 24, 2018, the Company entered into a commitment letter (the “Commitment Letter”) with Credit Suisse Securities (USA) LLC (“Credit Suisse”), pursuant to which, subject to the terms and conditions in the Commitment Letter, Credit Suisse has agreed to (i) execute and deliver a purchase agreement pursuant to which the Initial Purchaser will agree to purchase from the Company $700.0 million aggregate principal amount of first lien secured notes and (ii) market the Second Lien PIK Notes on an uncommitted basis.

On September 5, 2018, the Company and the Initial Purchaser entered into an amendment to the Commitment Letter (the “Amended Commitment Letter”), attached to this report on Form 6-K as Exhibit 99.4, to provide the following with respect to the required minimum cash on hand of the Company and its subsidiaries on the effective date of the Plan:

•	$350 million if the effective date of the Plan occurs on or prior to October 31, 2018; or

•	$300 million if the effective date of the Plan occurs after October 31, 2018.

Debtor-in-Possession Financing

On August 28, 2018, the Debtors filed a motion with the Bankruptcy Court requesting an order authorizing the Company to enter into a superpriority, secured Debtor-in-Possession Term Loan Agreement (the “DIP Agreement”), between the Company, as the borrower, the subsidiary guarantors party thereto, various lenders and Wilmington Trust, National Association, as administrative agent and collateral agent. Pursuant to the DIP Agreement, the lenders thereunder would make available to the Company a senior secured superpriority term loan facility of up to $85.0 million to allow the Company to (i) continue to operate their business and manage their properties as debtors and debtors-in-possession pursuant to the Debtors’ filing of the bankruptcy petitions and (ii) pay certain fees, costs, expenses, and escrowed interest with respect to the First Lien Notes and Second Lien PIK Notes. Subject to priorities granted by the Bankruptcy Court with respect to cash, shared collateral and the existing revolving credit agreement collateral, the DIP Agreement would be secured by first priority priming liens on (i) the 2017 Notes Prepetition Collateral (as defined in the order of the Bankruptcy Court dated December 15, 2017 granting adequate protection (the “Adequate Protection Order”)) and (ii) all prepetition shared collateral (as defined in the Adequate Protection Order) and first priority liens and security interests on all of the Debtors’ unencumbered assets, including, but not limited to, any proceeds received from arbitration related to the Pacific Zonda. The DIP facility would mature on November 30, 2018.

The DIP Agreement is subject to Bankruptcy Court approval; the hearing is scheduled for September 18, 2018.

The foregoing description of each of the Plan, the Disclosure Statement, the Amended Second Lien Commitment Agreement and the Amended Commitment Letter is only a summary, does not purport to be complete, and is qualified in its entirety by reference to the Plan, the Disclosure Statement, the Amended Second Lien Commitment Agreement and the Amended Commitment Letter, each of which is attached as an Exhibit to this report on Form 6-K and incorporated herein by reference.

The information contained in this Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference into any of the Company’s filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and regardless of any general incorporation language in such filings, except to the extent expressly set forth by specific reference in such a filing. The filing of this report on Form 6-K shall not be deemed an admission as to the materiality of any information herein.

Disclosure Regarding Forward-Looking Statements

Certain statements and information contained herein constitute “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, and are generally identifiable by the use of words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “intend,” “our ability to,” “may,” “plan,” “predict,” “project,” “potential,” “projected,” “should,” “will,” “would,” or other similar words, which are generally not historical in nature. The forward-looking statements speak only as of the date hereof, and we undertake no obligation to publicly update or revise any forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise.

Our forward-looking statements express our current expectations or forecasts of possible future results or events, including our future financial and operational performance and cash balances; revenue efficiency levels; market outlook; forecasts of trends; future client contract opportunities; contract dayrates; business strategies and plans and objectives of management; estimated duration of client contracts; backlog; expected capital expenditures; projected costs and savings; the potential impact of our Chapter 11 proceedings on our future operations and ability to finance our business; our ability to complete the restructuring transactions contemplated by our plan of reorganization; projected costs and expenses in connection with our plan of reorganization; and our ability to emerge from our Chapter 11 proceedings and continue as a going concern.

Although we believe that the assumptions and expectations reflected in our forward-looking statements are reasonable and made in good faith, these statements are not guarantees, and actual future results may differ materially due to a variety of factors. These statements are subject to a number of risks and uncertainties and are based on a number of judgments and assumptions as of the date such statements are made about future events, many of which are beyond our control. Actual events and results may differ materially from those anticipated, estimated, projected or implied by us in such statements due to a variety of factors, including if one or more of these risks or uncertainties materialize, or if our underlying assumptions prove incorrect.

Important factors that could cause actual results to differ materially from our expectations include: the global oil and gas market and its impact on demand for our services; the offshore drilling market, including reduced capital expenditures by our clients; changes in worldwide oil and gas supply and demand; rig availability and supply and demand for high specification drillships and other drilling rigs competing with our fleet; costs related to stacking of rigs; our ability to enter into and negotiate favorable terms for new drilling contracts or extensions; our ability to successfully negotiate and consummate definitive contracts and satisfy other customary conditions with respect to letters of intent and letters of award that we receive for our drillships; our substantial level of indebtedness; possible cancellation, renegotiation, termination or suspension of drilling contracts as a result of mechanical difficulties, performance, market changes or other reasons; our ability to execute our business plan and continue as a going concern in the long term; our ability to obtain Bankruptcy Court approval with respect to motions or other requests made to the Bankruptcy Court in our Chapter 11 proceedings, including maintaining strategic control as debtor in-possession; our ability to confirm and consummate our plan of reorganization in accordance with the terms of the Plan and the settlement; risks attendant to the bankruptcy process including the effects of our Chapter 11 proceedings on our operations and agreements, including our relationships with employees, regulatory authorities, clients, suppliers, banks and other financing sources, insurance companies and other third parties; the effects of our Chapter 11 proceedings on our Company and on the interests of various constituents, including holders of our common shares and debt instruments; the potential adverse effects of our Chapter 11 proceedings on our liquidity, results of operations, or business prospects; the outcome of Bankruptcy Court rulings in our Chapter 11 proceedings as well as all other pending litigation and arbitration matters; the length of time that we will operate under Chapter 11 protection and the continued availability of operating capital during the pendency of the proceedings; our ability to access adequate debtor-in-possession financing or use cash collateral; risks associated with third-party motions in our Chapter 11 proceedings, which may interfere with our ability to timely confirm and consummate our plan of reorganization and restructuring generally; increased advisory costs including administrative and legal costs to complete our plan of reorganization and other litigation; the risk that our plan of reorganization may not be accepted or confirmed, in which case there can be no assurance that our Chapter 11 proceedings will continue rather than be converted to Chapter 7 liquidation cases or that any alternative plan of reorganization would be on terms as favorable to holders of claims and interests as the terms of our Plan; the cost, availability and access to capital and financial markets, including the ability to secure new financing after emerging from our Chapter 11 proceedings; and the other risk factors described in our 2017 Annual Report on Form 20-F and our Current Reports on Form 6-K. These documents are available through our website at www.pacificdrilling.com or through the SEC’s website at www.sec.gov.

The following exhibits are filed as part of this Form 6-K, each of which is incorporated herein by reference:

Exhibit	Description

99.1	First Amended Joint Chapter 11 Plan of Reorganization, filed August 31, 2018

99.2	First Amended Disclosure Statement, filed August 31, 2018

99.3	Amended and Restated Commitment Agreement (Second Lien Notes), dated September 6, 2018

99.4	Amendment to Commitment Letter, dated September 5, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pacific Drilling S.A.
(Registrant)

Dated: September 6, 2018	By	/s/ Johannes P. Boots
Johannes P. Boots
SVP and Chief Financial Officer